UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
PHOTOMEDEX, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
719358103
(CUSIP Number)
James W. Sight
2100 Brookwood
Mission, Kansas 66208
(913) 362-9133
with a copy to:
Jacob W. Bayer, Jr., Esq.
Polsinelli Shughart PC
700 West 47th Street, Suite 1000
Kansas City, Missouri 64112
(816) 753-1000
     (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 22, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previous filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	719358103	Page	1	of	4

1	NAMES OF REPORTING PERSONS. James W. Sight

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☐
	(b) ☑

3	SEC USE ONLY.

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e.)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION.

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		914,610

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		914,610

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	914,610

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

	6.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

	IN
* Based on 13,198,940 shares of Common Stock of the Company issued and outstanding as of October 22, 2009, as reported in the Company’s Form 8-K filed with the SEC on October 23, 2009.

Item 1. Security and Issuer
     This Amendment No. 1 Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the initial Statement on Schedule 13D filed on December 22, 2008 relating to the Common Stock, par value $0.01 per share (the “Shares”), of PhotoMedex, Inc., a Delaware corporation (the “Company”) and reports the purchase of 384,610 Shares. The principal executive offices of the Company are located at 147 Keystone Drive, Montgomeryville, Pennsylvania 18936.
Item 2. Identity and Background
(a)	Name of Person Filing:

James W. Sight (“Sight”)

(b)	Residence or Business Address:

2100 Brookwood, Mission, Kansas 66208

(c)	Sight is an independent securities trader, and his business address is listed in Item 2(b) above, which is incorporated herein by this reference.

(d)	Sight has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Sight has not, during the last five years, been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

United States of America
Item 3. Source and Amount of Funds or Other Consideration
     Sight purchased 384,610 Shares at $0.65 per share, for an aggregate purchase price of $250,000, in a private placement transaction with the Company on October 22, 2009. Sight used personal funds to acquire the Shares.
Item 4. Purpose of Transaction
     On October 22, 2009, the Company made a series of private placements of Shares to raise sufficient equity capital in order to enable the Company to remain solvent and continue as a going concern. The Company sold an aggregate of 4,165,765 Shares, which resulted in gross proceeds of $2,707,750 to the Company before deducting transaction expenses. Sight acquired the Shares for investment purposes in connection with the Company’s series of private placements.
     Other than as described herein, at the present time, Sight has no definitive plans and has not made any formal proposals relating to the acquisition of additional securities of the Company or the disposition of securities of the Company. In addition, Sight has no plans and has made no proposals that relate to or would result in:
(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(b)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(c)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(d)	any material change in the present capitalization or dividend policy of the Company;

(e)	any other material change in the Company’s business or corporate structure;

(f)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)	causing the Shares to be delisted or cease to be authorized for quotation on the NASDAQ or to be eligible for termination of registration under Section 12 of the Exchange Act, or any other similar action.
Item 5. Interest in Securities of Issuer
(a) and (b). The information from Items 7-11, inclusive, and Item 13 on the cover page of this Amendment No. 1 is incorporated herein by reference.
(c)	Except for the acquisition of Shares described in Item 3 herein, Sight did not effect any transactions resulting in acquisitions of the Company’s Shares during the past 60 days.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.
Item 7. Material to Be Filed as Exhibits
None

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2009	JAMES W. SIGHT

/s/ James W. Sight